SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                  Rule 13d-102

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                            Scholastic Corporation
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                                (Name of Issuer)

                    Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   807066105
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                                 (CUSIP Number)


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             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

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*     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 807066105           SCHEDULE 13G                           Page 2 of 5
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Barbara Robinson Buckland
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
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                  5    SOLE VOTING POWER

                       211,339
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          1,212,856
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             211,339
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       1,212,856
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,424,195
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    8.82%
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12  TYPE OF REPORTING PERSON*

    IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.

   (a) Name of Issuer

        Scholastic Corporation

   (b) Address of Issuer's Principal Executive Offices

        555 Broadway
        New York, New York 10012

Item 2.

   (a) Name of Person Filing

        Barbara Robinson Buckland

   (b) Address of Principal Business Office or, if none, Residence

        75 Central Park West
        New York, N.Y.  10023

   (c) Citizenship

        United States

   (d) Title of Class of Securities
        Common Stock, par value $.01 per share

   (e) CUSIP Number

        807066105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

        Not applicable.

Item 4. Ownership (at December 31, 1999)

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                                                                     Page 4 of 5


   (a) Amount Beneficially Owned

             1,424,195        (see Note to Item 4(a))

Note to Item 4(a):      Includes shares owned by the Trust under the Will of
                        Maurice R. Robinson (the "Maurice R. Robinson Trust"), as follows: (i) 841,546 shares of Common Stock and (ii)
                        324,310 shares of Common Stock which are receivable upon conversion of 324,310 shares of Class A Stock, par value
                        $.01 per share. The shares of Class A Stock are convertible into shares of Common Stock, at any time at the option of the holder thereof, on a share-for-share basis. Richard Robinson, Barbara Robinson Buckland, Mary
                        Sue Robinson Morrill and William W. Robinson are trustees of the Maurice R. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the Maurice
                        R. Robinson Trust. Also includes 47,000 shares of Common
                        Stock owned by two trusts for the benefit of the children of Mary Sue Robinson Morrill and William
                        Morrill (the "Morrill Children Trusts"). Ms. Buckland and Mr. Morrill are trustees of the Morrill Children
                        Trusts, with shared voting and investment power with respect to them.

   (b) Percent of Class

                  8.82%

   (c) Number of shares as to which such person has:

        i)   sole power to vote or to direct the vote

                        211,339

        ii)  shared power to vote or to direct the vote

                        1,212,856   (see Note to Item 4(a))

        iii) sole power to dispose or to direct the disposition of

                        211,339

        iv)  shared power to dispose or to direct the disposition of

                        1,212,856   (see Note to Item 4(a))

Item 5. Ownership of Five Percent or Less of a Class

        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

        The Maurice R. Robinson Trust and the Morrill Children Trusts have the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock and Class A Stock referred to in the Note to Item 4(a).

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not applicable.

Item 8. Identification and Classification of Members of the Group

        Not applicable.

Item 9. Notice of Dissolution of Group

        Not applicable.

Item 10. Certification

        Not applicable.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                February 14, 2000
                                                -----------------------------
                                                      Date


                                                /s/ Barbara Robinson Buckland
                                                -----------------------------
                                                      Signature


                                                Barbara Robinson Buckland
                                                -----------------------------
                                                      Name/Title